[Chapman and Cutler LLP Letterhead]

December 7, 2020

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 24, 2020 (the “Registration Statement”). The Registration Statement relates to the Amplify International BlackSwan Core ETF (formerly, the Amplify International BlackSwan Growth & Treasury Core ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Fees and Expenses

Please provide a completed fee table and expense example prior to the effectiveness of the Registration Statement.

Response to Comment 1

The Fund’s prospectus has been revised to reflect a complete fee table and expense example in accordance with the Staff’s comment, as set forth in Exhibit A.

Comment 2 – Principal Investment Strategy

Please explain how the Fund’s Strategy satisfies Rule 35d-1 of the 1940 Act (the “Names Rule”) with respect to the term “International.” The Staff notes that the Fund’s name includes the term “International,” however, the strategy disclosure indicates that the Index only seeks to allocate approximately 10% of the Index Market Capitalization to a portfolio of LEAP Options on the iShares MSCI EAFE ETF (“EFA”).

Response to Comment 2

The Fund believes that its name, as amended (the Amplify International BlackSwan Core ETF) complies with Section 35(d) of the 1940 Act and applicable rules and Staff interpretations thereunder. Section 35(d) of 1940 Act makes it unlawful for “any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.” Pursuant to Section 35(d) of the 1940 Act, the Commission adopted the Names Rule. The Names Rule states that a materially deceptive and misleading name includes certain specific names. The Names Rule also states that funds with certain types of names operating under the Names Rule must adopt investment policies with respect to 80% of the fund’s net assets to avoid violating Section 35(d) of the 1940 Act. However, the Staff has provided its interpretation that the Names Rule does not apply to a fund name using the term “International.” See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. Instead, as set forth in the Names Rule adopting release, the standard for names not covered by the Names Rule will continue to be reviewed under Section 35(d) of the 1940 Act as to “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509–10 (Feb. 1, 2001) (Section II.C.1).

The Fund, in accordance with the Index, will directly allocate 90% of its portfolio to US Treasuries in order to minimize volatility, while seeking higher returns by using the remaining portion to purchase long-dated call options (LEAPs) on the MSCI EAFE Index. While the majority of the Fund’s assets are invested directly in US Treasuries, the Fund’s remaining assets are used to purchase “in-the-money” calls (options with a strike price below the market price on the EFA). These call option investments provide the Fund with the economic exposure to approximately 70% of the market movement of the EFA. Specifically, the LEAP options owned within the Fund are 70 delta and the Fund is expected to participate in approximately 70% of the EFA’s return. The EFA, which follows the MSCI EAFE Index, measures the equity market performance across 21 developed markets outside of the U.S. and Canada.

In light of the Fund’s continuous, significant economic exposure to the performance of an international benchmark of the equity securities market, the Fund believes that the inclusion of “International” in its name is appropriate.

Comment 3 – General

Prior to the effectiveness of the Registration Agreement, please provide the Commission with the Index methodology.

Response to Comment 3

Pursuant to the Staff’s request, the Fund will supplementally provide to the Commission the Index methodology white paper prior to effectiveness of the Registration Statement.

Comment 4 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. The Commission requests that the Fund replace the term “buffer” with the term “mitigating”:

“The Index’s strategy is designed to allow for some participation in the investment gains experienced by the MSCI EAFE Index while still providing a buffer against significant losses.”

Response to Comment 4

The Fund respectfully believes that “buffer” is an appropriate term when used in the context of the description of the Fund’s Principal Investment Strategies. The Fund believes that its use of the term appropriately describes the Fund’s portfolio assets that are not correlated to the equities markets and is consistent to the use of the term by investment advisory professionals that construct portfolios for clients. While the Fund acknowledges that the term has been utilized by structured product issuers that seek to provide a set percentage of downside protection over an investment period, the Fund does not believe that a defined percentage is expected or necessary for all investment strategies that utilize the term. For further clarification, the Fund’s disclosure relating to the term buffer has been modified as follows:

“The Index’s strategy is designed to allow for some participation in the investment gains experienced by the MSCI EAFE Index while providing the opportunity for a buffer against significant losses through the Index’s target portfolio weighting of approximately 90% U.S. Treasury securities.”

Comment 5 – Principal Investment Strategies

Please revise the disclosure to indicate what percentage of the Fund’s position in U.S. Treasury Securities would be cover for its derivatives position.

Response to Comment 5

The Prospectus has been updated to confirm that the Fund’s derivatives positions (i.e. Leap Options) are purchased outright on a stock exchange (New York Stock Exchange) without requirement to cover its position.

Comment 6 – Principal Investment Strategies

Please revise the disclosure to indicate whether the Leap Options are traded Over-the-Counter.

Response to Comment 6

The Prospectus has been updated to indicate that the Leap Options purchased by the Fund will be purchased and sold exclusively on the New York Stock Exchange.

Comment 7 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Please include disclosure explaining what the Leap Options will cost irrespective of outcome.

“Therefore, while not subject to a return cap when EFA experiences gains, the Index generally only participates in approximately 70% of the gains experienced by EFA over a full market cycle.”

Response to Comment 7

The prospectus has been updated to disclose that the Options purchased by the Fund are subject to customary brokerage costs in addition to the current market price for the Options (i.e. option premium) and that net gains or losses derived from the reconstitutions of the Options positions will be added to or subtracted from the treasury portfolio at each reconstitution.

Comment 8 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. The Fund appears to reserve discretion as to whether or not it will concentrate. In supplemental correspondence, please explain to the Staff the Fund’s legal authority for doing so, including, if applicable, an analysis based on the First Australia Fund SEC Staff No-Action Letter.

“To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent.”

Response to Comment 8

The Fund believes its concentration policy of only concentrating to the extent the Index concentrates is consistent with the The First Australia Fund, Inc., SEC No-Action Letter (pub. avail. Jul. 29, 1999). In the First Australia Letter, the Staff stated that “Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”

The Fund believes its concentration policy as currently disclosed provides a clear limitation on discretionary powers because the Fund and its investment managers have no discretion to decide to concentrate, as the Fund will concentrate to the extent the Index concentrates. Further, the Fund believes the concentration policy is described with adequate detail and includes when the Fund may concentrate its investments (i.e., when the Index holds 25% or more of its total assets in the securities of a particular industry or group of industries). Thus, the Fund believes this concentration policy is not only consistent with section 8(b)(1) of the 1940 Act and the First Australia Letter, but also consistent with the Staff’s interpretations of other index-tracking ETFs’ compliance with Section 8(b)(1) of the 1940 Act. The Fund believes that many index- tracking ETFs operate in this manner, because disclosure to this effect in ETF prospectuses is extremely common.

Comment 9 – Principal Investment Strategies

In the disclosure entitled “Principal Investment Strategies,” the Commission notes the statement reproduced below. Please clarify how the Fund can have significant exposure to companies in the financials sector and Japanese companies, but not yet have commenced operations.

“As of June 30, 2020, the Fund has significant exposure to companies in the financials sector, and companies based in Japan.”

Response to Comment 9

Pursuant to the Staff’s request, this statement has been revised as follows:

“As of the date of the Prospectus, the Fund has significant exposure to companies in the financials sector, and companies based in Japan.”

Comment 10 – Principal Risks

Please list the Principal Risks in order of importance rather than alphabetically. See ADI 2019-08.

Response to Comment 10

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules promulgated thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.49%

(1)	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$50	$157